

Mail Stop 4631

March 29, 2010

Mr. Paul M. Feeney
Chief Financial Officer
AEP Industries Inc.
125 Phillips Avenue
South Hackensack, NJ 07606

> **RE:** **Form 10-K for the year ended October 31, 2009**
> **Form 10-Q for the period ended January 31, 2010**
> **File No. 0-14450**

Dear Mr. Feeney:

We have reviewed your response letter dated March 16, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2009</u>

1. We note your response to comment four in our letter dated March 3, 2010. In particular, we note that you filed as an exhibit to your Form 10-Q for the quarterly period ended January 31, 2010, the exhibits and schedules to your Amended and Restated Loan and Security Agreement separately from the credit agreement itself. Please ensure in future Forms 10-K you incorporate by reference or file both the credit agreement and the exhibits and schedules thereto as exhibits to your Forms 10-K.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2010

Item 4. Controls and Procedures, page 35

2. We note your response to comment three in our letter dated March 3, 2010. Consistent with your response to prior comment three, please ensure that your future filings indicate, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives.

Changes in Internal Control over Financial Reporting, page 36

3. We note your disclosure that "[w]ith the exception of [the changes] described above, there have been no changes in our internal control over financial reporting during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting." In future filings, please state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief